One Atlantic Center
1201 West Peachtree Street
Atlanta, GA 30309-3424
404-881-7000
Fax: 404-881-7777
www.alston.com
January 22, 2010
VIA EDGAR AND OVERNIGHT COURIER
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	AssuranceAmerica Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Forms 10-Q for the Quarterly Periods Ended March 31, June 30, and September 30, 2009
File No. 000-06334
     On behalf of our client, AssuranceAmerica Corporation (“AssuranceAmerica” or the “Company”), we are providing this letter to you in response to the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) letter dated December 23, 2009, with regard to the above-referenced filings (the “Comment Letter”). The numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter. To facilitate your review, we have reproduced below the original text of the Staff’s comments, and have included the Company’s responses immediately following such comments.
     In connection with responding to the Staff’s comments, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Form 10-K for the Fiscal Year Ended December 31, 2008
Business, page 2
Comment
1.	Please revise your disclosure to provide the information required by Industry Guide 6.

Atlanta • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

Response
Division of Corporation Finance
January 22, 2010

     The Company agrees that in its Annual Report on Form 10-K for the year ended December 31, 2009 and future filings, it will provide disclosure substantially similar to the following:
Liability for Property-Casualty Losses and Loss Adjustment Expenses
     The Company’s consolidated financial statements include its estimated liability for unpaid losses and loss adjustment expenses (LAE). Our objective is to determine that the total reserves (i.e., case reserves and incurred but not recorded reserves, or “IBNR”) are adequate to cover all loss costs, while sustaining minimal variation from the time reserves are initially established until losses are fully developed. The liabilities for losses and LAE are determined using actuarial and statistical procedures and represent undiscounted estimates of the ultimate net cost of all unpaid losses and LAE incurred through December 31 of each year. These estimates are subject to the effect of future trends on claims settlement, among other factors. These estimates are reviewed monthly as new information becomes known and we are able to observe actual loss development. Adjustments, if any, relating to accidents that occurred in prior years are reflected in the current results of operations and are referred to as “development” of the prior year estimates. A detailed discussion of our loss reserving practices can be found in the “Critical Accounting Policies” of the Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the year ended December 31, 2009. The accompanying tables present information concerning our property-casualty losses and LAE.
     The following table provides a reconciliation of beginning and ending estimated liability balances for the years ended December 31, 2009, 2008 and 2007:

Division of Corporation Finance
January 22, 2010

RECONCILIATION OF NET RESERVES FOR LOSSES AND LOSS ADJUSTMENT EXPENSES

(thousands)	2009	2008	2007

Balance at January 1	$—	$33,661	$24,904
Less reinsurance recoverables on unpaid losses	—	23,250	17,433

Net balance at January 1	—	10,411	7,471

Incurred related to:
Current year	—	22,980	19,088
Prior years	—	753	(223)

Total incurred	—	23,733	18,865

Paid related to:
Current year	—	13,060	11,349
Prior years	—	8,250	4,576

Total paid	—	21,310	15,925

Net balance at December 31	—	12,834	10,411
Plus reinsurance recoverable on unpaid losses	—	29,747	23,250

Balance at December 31	$—	$42,581	$33,661

     Total development consists of net changes made by our internal actuarial department on prior accident year reserves, based on monthly scheduled reviews, the settlement of claims for more or less than reserved, the emergence of unrecorded claims at rates different than reserved, and changes in reserve estimates by claim representatives.
     Our net reserves developed unfavorably in 2008 compared to favorable development in 2007. In 2008, an increase in the number of late reported personal auto claims, and an increase in the estimated severity on these claims, was a primary contributor to the unfavorable development. The favorable development in 2007 reflected the recognition of lower severity for prior accident years than had been previously estimated. We have not entered into any loss reserve transfers or similar transactions having a material effect on earnings or reserves.
     The following loss triangle table represents the development of balance sheet liabilities for losses and LAE from the beginning of the Company’s insurance operations in 2003 through 2009. The third line of the table shows the Company’s estimated liability for unpaid losses and LAE recorded at the balance sheet date for each of the indicated years, after adjustment for the effect of reinsurance. This liability represents the Company’s estimated amount of losses and LAE for claims that were unpaid at the balance sheet date, including IBNR.

Division of Corporation Finance
January 22, 2010

ANALYSIS OF LOSS AND LOSS ADJUSTMENT EXPENSES DEVELOPMENT
(thousands)

	2003	2004	2005	2006	2007	2008	2009

GROSS LIABILITY FOR UNPAID LOSSES AND LAE (1)	$4,499	$10,656	$15,110	$24,904	$33,661	$42,581	—
REINSURANCE RECOVERABLE ON UNPAID LOSSES	3,149	7,459	10,577	17,433	23,250	29,747	—

LIABILITY FOR UNPAID LOSSES AND LAE — NET	$1,350	$3,197	$4,533	$7,471	$10,411	$12,834	$—

PAID (CUMULATIVE) AS OF:

One year later	796	2,040	2,940	4,576	8,248	—	—
Two years later	967	2,393	3,744	6,605	—	—	—
Three years later	992	2,580	4,373	—	—	—	—
Four years later	1,015	2,686	—	—	—	—	—
Five years later	1,031	—	—	—	—	—	—
Six years later		—	—	—	—	—	—
Seven years later	—	—	—	—	—	—	—
Eight years later	—	—	—	—	—	—	—
Nine years later	—	—	—	—	—	—	—
Ten years later	—	—	—	—	—	—	—

LIABILITY RE-ESTIMATED AS OF:
One year later	1,171	2,783	4,691	7,394	11,164	—	—
Two years later	1,062	2,823	4,615	7,694	—	—	—
Three years later	1,045	2,794	4,374	—	—	—	—
Four years later	1,051	2,785	—	—	—	—	—
Five years later	1,172	—	—	—	—	—	—
Six years later	—	—	—	—	—	—	—
Seven years later	—	—	—	—	—	—	—
Eight years later	—	—	—	—	—	—	—
Nine years later	—	—	—	—	—	—	—
Ten years later	—	—	—	—	—	—	—

NET CUMULATIVE	$178	412	$159	$223	$(753)	$—	—
FAVORABLE/(UNFAVORABLE) PERCENTAGE (2)	13.2%	12.9%	3.5%	3.0%	-7.2%	—	—

(1)	Represents loss and LAE reserves, without regard to reinsurance recoverable on unpaid lossess at the balance sheet date.

(2)	Net Cumulative Development as a percentage of Liability for Unpaid Losses and LAE — Net.
     The section of the table (labeled “Paid (Cumulative) as of”) shows the cumulative amount paid with respect to the previously recorded liability as of the end of each succeeding year. The lower portion of the table (labeled “Liability Re-estimated as of”) shows the re-estimated amount of the previously recorded liability based on experience as of the end of each succeeding year. The re-estimated amount is the sum of the paid amounts above and the outstanding reserve for occurrences prior to the reserve date. The estimate is increased or decreased as more information about the claims becomes known for individual years. For example, at December 31, 2007, we estimated our net unpaid losses to be $10.4 million. During 2008, these reserves developed unfavorably by $0.8 million, bringing the re-estimated reinsurance recoverable on unpaid losses to $11.2 million, as shown at the bottom of the table.

Division of Corporation Finance
January 22, 2010

     The Analysis of Loss and Loss Adjustment Expenses Development table is constructed from Schedule P, Part-1, from the Company’s Statutory Annual Statements as filed with the state insurance departments.
     The Company did not have any recent changes in the terms under which reinsurance is ceded to others, changes in mix of business, unusually large losses or gains, hedging or effects of currency fluctuations in its estimated loss reserves.
     The Company did not have any differences between GAAP and statutory basis property-casualty reserves for claims and claim adjustment expenses. Also, the claim reserves have not been discounted on a GAAP basis.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 10
Comment
2.	Based on your disclosure in Note 2 to the consolidated financial statements it appears that your liability for unpaid losses and loss adjustment expenses require significant estimates and assumptions on the part of management for which you should consider disclosing a critical accounting estimate using the guidance in Release FR-72. Please revise MD&A to explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. This disclosure should enable the investor to understand 1) management’s method for establishing the estimate; 2) whether and if so to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind in providing us your responses to comments listed below. Please revise your disclosure to provide the following information for each material line of business and also consider providing any additional information, to achieve this objective.
a.	Please disclose the amount of the reserve for loss and loss adjustment expense for each year presented on a gross basis.

b.	Please describe the methods you used to determine your reserve for loss and loss adjustment expense. Please ensure this description:
1.	Describes the method you use to calculate the IBNR reserve for each material line of business. For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves but there may be other methods as well.

2.	Describes the extent of your procedures for determining the reserve for loss and loss adjustment expense on both an annual and interim reporting basis.

Division of Corporation Finance
January 22, 2010

c.	Describe management’s policy, if any, for adjusting the liability for unpaid losses and loss adjustment expenses to an amount that is different than the amount determined by it actuaries.
1.	If such a policy exists, describe the method used by management to determine the adjustment and the extent to which it relies on objective versus subjective determinations. Such adjustments may include, but not be limited to, an incremental provision, a reduction in the liability, or a reversal of a previously recorded adjustment.

2.	When such adjustments or reversals are made, include MD&A disclosure that identifies the amount of the adjustment or reversal, the method used by management to determine it, and the specific underlying reasons that explain why management believes the adjustment or reversal is necessary.
d.	Please identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses. In addition please disclose the following:
1.	For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period. Please note that this discussion should supplement, rather than duplicate the disclosure provided responsive to Industry Guide 6.

2.	Explicitly identify and discuss key assumptions as of December 31, 2008 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.
e.	In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the impact that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely.
Response
     The Company agrees that in its Annual Report on Form 10-K for the year ended December 31, 2009 and future filings, it will provide disclosure substantially similar to the following:
CRITICAL ACCOUNTING POLICIES
Loss and LAE Reserves
     AssuranceAmerica is required to make certain estimates and assumptions when preparing its financial statements and accompanying notes in accordance with GAAP. One area which requires significant estimates and assumptions is the establishment of loss and LAE reserves. Loss and LAE reserves are established to reflect the estimated costs of paying claims and claims expenses under insurance policies we have issued. These reserves are an estimate of amounts necessary to

Division of Corporation Finance
January 22, 2010

settle all outstanding claims, including claims of which we are aware and claims that have been incurred but not reported (IBNR) as of the financial statement date.
     Loss and LAE reserves are determined using actuarial and statistical procedures and represent undiscounted estimates of the ultimate net cost of all unpaid losses and LAE incurred through December 31 of each year. When establishing loss and LAE reserves, the Company considers its historical loss experience and current trends or assumptions, particularly those relating to the following factors:
•	Claims settlement and payment practices;

•	Industry averages and average paid losses by state and other geographical regions;

•	Coverage limits and deductibles;

•	Inflation and changes in automobile repair costs, medical costs and fast track averages; and

•	Legal and regulatory trends affecting claims settlements and average legal defense costs by state and other geographical regions as they relate to personal injury protection (PIP) and bodily injury.
     The Company considers its historical loss experience and the factors set forth above at a state, product, and line of business level to estimate its loss and LAE reserves. The Company reviews its loss and LAE reserves by line of business on a monthly basis as new information becomes known and it is able to observe actual loss development from month-to-month. Our statistical average reserves are reviewed, at a minimum, on a semiannual basis. If emerging issues relating to a product or state necessitate a change in our scheduled reviews of a particular coverage of the business, we identify and measure variances and make adjustments if necessary. For example, we track medical and auto repair costs and would adjust statistical averages if trends were emerging.
     At December 31, 2009 and 2008, we had $           million and $12.8 million, respectively, of net loss and LAE reserves, which included $           million and $4.6 million of case reserves and $           million and $8.2 million of incurred but not recorded (IBNR) reserves.
     The following table presents the gross reserves by line of business as of December 31, 2009, 2008 and 2007:

Division of Corporation Finance
January 22, 2010

GROSS RESERVES BY LINE OF BUSINESS AS OF DECEMBER 31,

	2009	2008	2007
Personal Auto Liability	$—	$35,570,375	$29,197,443
Personal Auto Physical Damage	—	7,010,324	4,463,371

Total Gross Reserves-Unpaid Losses and LAE	$—	$42,580,699	$33,660,814

Determination of Loss and LAE Reserves
     We begin our determination of loss and LAE reserves by line of business by producing multiple estimates of required reserves, using both paid and incurred data, to determine if a change in the loss and LAE reserves is required. If our initial projections vary significantly, our internal actuarial group will further analyze the data using additional techniques. Each review develops a point estimate, which allows us to establish meaningful reserve levels.
     In analyzing the ultimate accident year loss experience, our actuarial staff reviews incurred and paid loss development patterns at a detailed, line of business level. Changes in patterns are taken into account when selecting loss development factors. These lines of business consist of minimal liability limits, and the loss development is usually short term because a large majority of the parties involved in an accident report their claims within a short time period after the occurrence.
     Assumptions regarding needed reserve levels made by the actuarial staff take into consideration influences on available historical data that reduce the predictability of our projected future loss costs. Internal considerations that are process-related, which generally result from changes in our claims organization’s activities, include claim closure rates and the number of claims that are closed without payment. External items considered include the litigation atmosphere, state-by-state changes in medical costs, and the availability of services to resolve claims. These also are better understood at the state level than at a more generalized national level.
     IBNR reserves are established on a monthly basis and are based on a reserve analysis by the Company’s internal actuarial staff. Various standard actuarial tests are applied to lines of business. Included in the analyses are the following:
•	Paid and incurred extrapolation methods utilizing paid and incurred loss development to predict ultimate losses; and

•	Paid and incurred Bornhuetter-Ferguson method adding expected development to actual paid or incurred experience to project ultimate losses.
     For each line of business evaluated, each test generates a low, high and medium point estimate based on development factors applied to known paid and incurred losses. Selections of factors are based on historical loss development patterns with adjustments based on actuarial

Division of Corporation Finance
January 22, 2010

judgment where anticipated development patterns vary from those seen historically. This estimation of IBNR requires selection of various factors. A single point estimate for the line of business being evaluated is then selected from the results of various tests, based on a combination of simple averages of the point estimates of the various tests and selections based on actuarial judgment.
     During the fiscal year ended December 31, 2009, average paid losses were used to establish estimated case reserves. The Company believes that the average paid losses are more indicative of the reserves estimates than average case reserves estimates, which were used in the past. The average paid losses better reflect the aforementioned underlying factors used to estimate reserves, thereby improving the accuracy of the reserving.
     While the ultimate liability may be greater or lower than recorded loss reserves, the development period for personal auto coverage is shorter than that associated with many other property and casualty coverages and can therefore be established with more certainty than coverages developing over longer periods, such as environmental coverage.
     Our best estimates of the appropriate amounts for our reserves as of December 31, 2009 and 2008 are included in our financial statements for those years. Our goal is to establish the total reserves and determine the adequacy of reserves to cover all loss costs, while sustaining minimal variation from the time reserves are initially established until losses are fully developed. At the point in time when we establish the reserves, we have no way of knowing whether our reserve estimates will prove to be high or low and, thus, whether future reserve development will be favorable or unfavorable.
Adjustment to Unpaid Losses and LAE
     The Company’s internal actuarial group determines the appropriate level of reserves based on its monthly reserve analysis. On a semi-annual basis, the Company’s third-party actuary performs an in-depth independent review of our actuarial data and determines whether or not the established reserves for both IBNR and ULAE are within an acceptable range. At the end of each year, our third-party actuary opines on and certifies our reserves. For all years presented, our independent actuary has determined that our reserves are within acceptable ranges, and therefore management has not adjusted the liability for unpaid losses and LAE from the amount determined by its internal actuarial group.
Key Assumptions
     AssuranceAmerica estimates liabilities for the costs of losses and LAE for both reported and unreported (IBNR) claims based on the historical trends and assumptions set forth above.When possible, where deviations from historical trends in these key areas exist, quantitative and qualitative modifications to, or selections of, such factors are made to reflect such deviations. Management analyzes the adequacy of reserves using actuarial data and analytical reserve development techniques, including projections of ultimate paid losses, to determine the ultimate amount of reserves. The key assumptions and factors discussed

Division of Corporation Finance
January 22, 2010

previously are taken into account in developing these estimates. AssuranceAmerica reviews loss reserve adequacy monthly by accident year at a line of business level. Reserves are adjusted as additional information becomes known. Such adjustments are reflected in current year operations. Loss and LAE reserves are also certified to state regulators annually.
     During each monthly review by the internal actuarial staff, factor selections are updated using the additional information obtained with the passage of time. The ultimate loss estimates and held IBNR reserves for the line of business and accident periods affected are adjusted through this updating process. Additionally, the internal actuarial staff evaluates the overall reasonableness of the loss and LAE ratios by accident year and by line of business.
     Factors that can affect actual frequency include, among others, changes in weather, driving patterns or trends and class of driver. Estimates of average frequency can be affected by changes in claims settlement and reserving practices. Loss severity can be affected by auto repair and medical cost inflation, jury awards and changes in policy limit profiles. Estimation of LAE reserves is subject to variation from factors such as the use of outside adjusters, frequency of lawsuits, claims staffing and experience levels. Key assumptions as of December 31, 2008 were premised on historical loss reserve development patterns.
Variability of Reserves for Loss and LAE
     Management believes that there are no reasonably likely changes in the key factors and assumptions that materially affect the Company’s estimate of the reserve for loss and LAE that would materially impact the Company’s financial position, liquidity and results of operations. The Company’s low average policy limit and concentration on the nonstandard auto driver classification help stabilize fluctuations in frequency and severity, thereby limiting the potential variability the reserve level may have on reported results, financial condition and liquidity. For example, approximately 90% of policies included within the nonstandard book of business include only the state-mandated minimum policy limits for bodily injury and property damage, which mitigates the challenge of estimating average severity. These low limits tend to reduce the exposure of the loss reserves on this coverage to medical cost inflation on severe injuries since the minimum policy limits will limit the total payout.
     The following table provides the estimated changes in the liability and related payments made for the calendar years ended December 31, 2009, 2008 and 2007:

Division of Corporation Finance
January 22, 2010

Losses and Loss Adjustment Expenses (LAE)

	2009	2008	2007
Change in net loss and LAE reserves	$—	$2,422,570	$2,939,851
Paid losses and LAE	—	21,310,157	15,924,791

Total incurred losses and LAE	$—	$23,732,727	$18,864,642

Loss and LAE ratio (1)	—	82.5%	74.3%

(1)	The Loss and LAE ratio was derived by taking the Total incurred losses and LAE divided by the Premiums Earned.
     The Company’s claims costs represents payments made and estimated future payments to be made to or on behalf of our policyholders, including expenses needed to adjust or settle claims. These costs relate to current costs under our non-standard state-mandated automobile insurance programs. Claims costs are defined by loss severity and frequency and are influenced by inflation and driving patterns, among other factors. Accordingly, anticipated changes in these factors are taken into account when we establish premium rates and loss reserves.
     During the year ended December 31, 2009, our loss and LAE ratio increased/decreased           . During the year ended December 31, 2008, our loss and LAE ratio increased approximately 8%, reflecting industry-wide increases in loss costs and higher personal auto paid severity in both bodily injury and personal injury protection (PIP) coverages. The increase in bodily injury is primarily due to higher medical costs. We continuously monitor internal and industry-wide severity trends and adjust rates as appropriate to compensate for the higher loss costs.
Comment
3.	Please discuss and quantify the effect that your ceded reinsurance activities had on financial position, results of operations, and cash flows for the periods presented. Also discuss changes you have made to your past reinsurance strategies in developing your current strategies and the expected effect that those changes may have on your financial position, results of operations and cash flows. Describe any limitations on your ability to cede future losses on a basis consistent with historical results and their expected effect on financial position, operating results and cash flows. Such limitations could relate to changes in reinsurance market conditions, a restructuring of your reinsurance treaties or the absence of remaining limits for specific accident years under existing treaties.

Division of Corporation Finance
January 22, 2010

Response
     The Company agrees that in its Annual Report on Form 10-K for the year ended December 31, 2009 and future filings, it will provide disclosure substantially similar to the following:
Ceded Reinsurance
     AssuranceAmerica reinsures a significant portion of its personal automobile premium to other companies. The Company’s reinsurance strategy is to use quota share reinsurance to mitigate the financial impact of losses on its operations, while enabling premium growth within its capital base. Historically, the Company’s reinsurance contracts have been one or two years in duration, subject to renewal.
     Reinsurance contracts do not relieve the Company from its obligations to policyholders. The Company periodically reviews the financial condition of its reinsurers to minimize its exposure to losses from reinsurer insolvencies. Six of the Company’s current reinsurers are A- rated or better based on A.M. Best ratings, while the seventh reinsurer does not have a rating but is currently in run-off. Further, the reinsurers cover up to $2,000,000 in aggregate claims for extra contractual obligations each policy year.
     Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policies. The Company reports as assets (a) the estimated reinsurance recoverable on unpaid losses, including an estimate for losses incurred but not reported, and (b) amounts paid to reinsurers applicable to the policies-in-force.
     During 2009, 2008 and 2007, the Company ceded approximately 70% of its premium and losses to the contracted reinsurers. Premium ceded under this reinsurance agreement for the twelve months ended December 31, 2009, 2008 and 2007 were $           million, $64.4 million and $59.8 million respectively. The related ceding commission was approximately $           million in 2009, $14.9 million in 2008 and $13.9 million in 2007. The growth in ceded premium is mainly due to increased premium volume in the states of Florida, Arizona and Louisiana.
     Ceded reinsurance for all programs reduced AssuranceAmerica’s incurred losses and LAE by $           million, $54.5 million and $41.6 million for the twelve months ended December 31, 2009, 2008 and 2007, respectively.

Division of Corporation Finance
January 22, 2010

The impact of reinsurance on the income statement as of December 31 is as follows:

	2009	2008	2007
Premiums ceded written:	$—	$64,368,129	$59,763,971

Ceded commissions incurred:	$—	$14,858,389	$13,866,387

Ceded losses and loss adjustment expenses incurred:	$—	$54,476,887	$41,618,883
The impact of reinsurance on the balance sheets as of December 31 is as follows:

	2009	2008	2007
Reinsurance recoverable:	$—	$38,987,131	$29,327,012

Ceded unpaid losses and loss adjustment expense:	$—	$29,746,931	$23,249,616

Ceded unearned premiums:	$—	$22,916,150	$21,145,161

Reinsurance payable :	$—	$26,416,490	$25,174,138
     Reinsurance assets include balances due from other contracted reinsurers under the terms of reinsurance agreements. Amounts applicable to ceded unearned premiums, ceded loss payments and ceded claims liabilities are reported as assets in the accompanying balance sheets. Under the reinsurance agreements, the Company has four reinsurers that are required to collateralize the reinsurance recoverables. As of December 31, 2009, all reinsurers have provided a letter of credit or a secured trust account to provide security sufficient to satisfy AssuranceAmerica’s obligations under the reinsurance agreement. The Company believes the fair value of its reinsurance recoverables approximates their carrying amounts.
     The Company’s reinsurance recoverable balances amounted to $           million, $38.9 million and $29.3 million as of December 31, 2009, 2008 and 2007, respectively. The recoverable includes ceded unpaid losses and loss adjustment expenses of $           million, $29.7 million and $23.2 million of the same periods, respectively. The ceded reserves from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policies ceded. Reinsurance recoverable assets include paid loss balances due from other insurance companies under the terms of reinsurance agreements in the amount of $           million, $9.2 million and $6.1 million as of December 31, 2009, 2008 and 2007, respectively. The paid loss recoverables are in good standing as of December 31, 2009.
     AssuranceAmerica’s ceded unearned premium relates to policies in force and is earned ratably over the policy period. As of December 31, 2009, 2008 and 2007, the ceded unearned reserves amounted to $           million, $22.9 million and $21.1 million, respectively. The unearned premium will become earned over the term of the policy. Reinsurance payable of $           million, $26.4 million and $25.2 million as of December 31, 2009, 2008 and 2007 represents the amounts due to reinsurers for ceded premiums net of commissions. The Company pays its reinsurers on a collected premium basis, and all obligations are deemed current through December 31, 2009.

Division of Corporation Finance
January 22, 2010

     AssuranceAmerica’s quota share reinsurance facility has a significant impact on its cash flows. Since the Company cedes approximately 70% of its premium and losses, the Company relies heavily on its reinsurers to settle outstanding reinsurance balances due for loss payments net of premiums collected. AssuranceAmerica paid ceded premiums net of commissions of $           million, $48.3 million and $37.5 million and received reinsurance recoverables on paid loss and loss adjustment expenses of $           million, $44.8 million and $34.9 million in 2009, 2008 and 2007, respectively.
     The Company’s reinsurance strategies have not changed from previous years and the Company’s limited loss exposure is 30%, which is based on the existing quota share agreement, whereby the Company cedes 70% of its losses. While the Company monitors conditions within the reinsurance market, adverse conditions could have an impact on the Company’s ability to secure reinsurance capacity, thereby limiting its ability to cede future losses.
Forms 10-Q for the Quarterly Periods ended March 31, 2009, June 30, 2009 and September 30, 2009
Exhibits 31.1 and 31.2
Comment
4.	Please note certifications must be worded exactly as required by Item 601(b)(31) of Regulation S-K. Confirm for us that your certifications in future filings will include the internal control over financial reporting language in the introductory language of paragraph 4.
Response
     The Company agrees that in future filings, the Company will provide certifications in exactly the form set forth in Item 601(b)(31) of Regulation S-K, including the internal control over financial reporting language in the introductory language of paragraph 4.
     If you have questions or comments about the matters discussed herein, please do not hesitate to call the undersigned at 404-881-4788.

Regards,
/s/ David C. Lowance
David C. Lowance
cc: Mark Hain, AssuranceAmerica Corporation